Filed pursuant to Rule 425 under the

Securities Act of 1933, as amended, and

deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended.

Filed by:	DIMON Incorporated
Subject Company:	Standard Commercial Corporation
Exchange Act File Number of Subject Company:	001-09875

[THE FOLLOWING MATERIAL WAS MADE AVAILABLE ON

DIMON INCORPORATED’S WEBSITE ON NOVEMBER 8, 2004]

On November 8, 2004, DIMON Incorporated (NYSE: DMN) and Standard Commercial Corporation (NYSE: STW) jointly announced that they have entered into a definitive merger agreement.

The combination of DIMON and Standard is expected to be accretive to earnings per share in the first full year after the merger as a result of significant cost savings and synergies and to drive profitable growth and build value over the long term by realizing enhanced economies of scale. The merged company, which will initially be called DimonStandard Incorporated, is also expected to benefit from a combined portfolio of value-added service capabilities, and an enhanced ability to compete for future outsourcing of similar services from its customers, thereby providing a more comprehensive solution to customer supply needs. The new company will combine proven abilities in customer service, global agronomic programs, industry-leading processing capability, new product development, leaf supply and information technology advancements, while maintaining stability, agility, financial strength and a commitment to core values.

The closing of the merger is subject to customary closing conditions, including financing considerations, approval by the shareholders of each of DIMON and Standard, approval of U.S. and foreign antitrust authorities and effectiveness of a proxy statement/prospectus relating to shareholder approval.

This area of our website is dedicated to providing you with the latest merger-related information. You may wish to check back on a regular basis, as information may be added or updated at a later date.

This website contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations of future events. Such statements include, but are not limited to, statements about the benefits of the merger between DIMON and Standard Commercial, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based on the current beliefs and expectations of DIMON’s and Standard Commercial’s management and are subject to significant risks and uncertainties. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results may differ materially from current expectations and projections. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: changes in the timing of cost savings initiatives; our ability to successfully integrate DIMON’s and Standard Commercial’s operations; changes in the markets for any financing necessary to complete the merger; changes in the timing of anticipated shipments, changes in anticipated geographic product sourcing, political instability in sourcing locations, currency and interest rate fluctuations, shifts in the global supply and demand position for tobacco products, and the impact of regulation and litigation on the DIMON’s and Standard Commercial’s customers. Further, future dividends to be paid by DIMON or DimonStandard will remain subject to the company’s debt agreements and dividend policy, which provides in part that dividends will be declared and paid only out of legally available funds and in the discretion of such company’s Board of Directors. DIMON and Standard Commercial do not undertake any obligation to publicly release the results of any revisions that may be made to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements. Additional factors that could cause DIMON’s and Standard Commercial’s results to differ materially from those described in this presentation can be found in DIMON’s and Standard Commercial ’s Annual Reports on Form 10-K for each company’s fiscal year ended March 31, 2004, and other filings with the Securities and Exchange Commission (the “SEC”) which are available at the SEC’s Internet site (http://www.sec.gov).

DIMON and Standard Commercial will be filing a joint proxy statement/prospectus and other relevant documents concerning the merger with the U.S. Securities and Exchange Commission. STOCKHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors, security holders, customers, employees and others will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about DIMON and Standard Commercial without charge at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to DIMON Incorporated, 512 Bridge Street, Post Office Box 681, Danville, Virginia 23543-0681, Attention: Investor Relations, (434) 792 7511 or to Standard Commercial Corporation, 2201 Miller Road, P.O. Box 450, Wilson, North Carolina 27894-0450, Attention: Investor Relations, (252) 291 5507.

The respective directors and executive officers of DIMON and Standard Commercial and other persons may be deemed to be “participants” in the solicitation of proxies in respect of the proposed merger. Information regarding DIMON’s directors and executive officers is available in its proxy statement filed with the SEC on July 13, 2004, and information regarding Standard Commercial ‘s directors and executive officers is available in its proxy statement filed with the SEC on June 23, 2004. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

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Fact Sheet

DIMON Incorporated & Standard Commercial Corporation

	DIMON Incorporated	Standard Commercial Corporation
NYSE Trading Symbol	DMN	STW
Headquarters	Danville, Virginia	Wilson, North Carolina
CEO	Brian J. Harker	Robert E. Harrison
Full-time Employees	4,100	2,800
Seasonal Employees	13,000	9,800
Revenues for the twelve months ending June 30, 2004 (000’s)	$1,117,062	$791,575
Total Assets as of June 30, 2004 (000’s)	$1,357,404	$911,535
Debt, Net of Cash, as of June 30, 2004 (000’s)	$667,239	$414,496
Total Equity as of June 30, 2004 (000’s)	$414,885	$222,423
Basic Common Shares outstanding as of June 30, 2004 (000’s)	44,846	13,677